UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   333-185321-01

Issuer: Macy’s Retail Holdings, Inc.

Guarantor:  Macy’s, Inc.

Exchange:  The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

7 West Seventh Street, Cincinnati, OH 45202 and 151 West 34th Street, New York, New York 10001

(513) 579-7000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

7.45% Senior Debentures Due 2017

6.79% Senior Debentures Due 2027

7% Senior Debentures Due 2028

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐     17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐     17 CFR 240.12d2-2(a)(4)

☐    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒      Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Macy’s Retail Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

 December 15, 2014         By   Dennis J. Broderick         Executive Vice President, General Counsel and Secretary

                Date                               Name                                                       Title

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1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.